NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the SEC of its intention to remove the entire class of the Common Stock (the 'Common Stock') of Britannia Bulk Holdings Inc. (the 'Company') from listing and registration on the Exchange at the opening of business on December 1, 2008, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange's action is being taken in light of the Company's news announcements on October 28 and 29, 2008. The news announcement on October 28, 2008 provided various operational and financial updates on the Company. Following this news announcement the Company announced on October 29, 2008 that the lenders under the Company’s wholly owned subsidiary’s $170.0 million term loan facility provided notice of acceleration and demanded immediate repayment of the loan, accrued interest thereon and other amounts due of approximately of $158.7 million. The Company is currently in ongoing negotiations with the lenders regarding a sale of certain of its operating assets to settle this bank default, which if consummated, would not be expected to result in any return to the Company's common shareholders. In addition, NYSE Regulation also considered the 'abnormally low' trading level of the common stock, which closed at $0.27 on October 28, 2008, with a resultant market capitalization of approximately of $5 million. 1. The Exchange's Listed Company Manual, Section 802.01D, states in part that 'the Exchange is not limited by the criteria set forth in this section. Rather, it may make an appraisal of, and determine on an individual basis, the suitability for continued listing of an issue in the light of all pertinent facts whenever it deems such action appropriate, even though a security meets or fails to meet any enumerated criteria.' Other factors which may lead to a company’s delisting include: - Authoritative Advice Received that Security is Without Value 2. The Exchange, on October 29, 2008, determined that the Common Stock of the Company should be suspended immediately and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified verbally on October 29, 2008 and by letter on October 31, 2008. 3. Pursuant to the above authorization, a press release was immediately issued and an announcement was made on the 'ticker' of the Exchange at the opening and at the close on October 30, 2008 of the suspension of trading in the Common Stock at the close of business on October 29, 2008. Similar information was included on the Exchange’s website. 4. On October 29, 2008, the Exchange received an e-mail from the Company advising that it formally waived its right to a hearing relative to the delisting of the stated Common Stock.